

July 19, 2023

Kristine R. Nario-Eng
Chief Financial Officer
New York Mortgage Trust, Inc.
90 Park Avenue
New York , New York 10016

> **Re: New York Mortgage Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-32216**

Dear Kristine R. Nario-Eng:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Consolidated Statements of Operations, page F-6

1. We note your October 13, 2022 response to comment 2 from our comment letter dated September 29, 2022, which indicates that you would present rental income and other real estate income as separate categories of revenue and present interest expense, mortgages payable on real estate, depreciation and amortization, and other real estate expenses as separate categories of costs and expenses applicable to revenues from real estate in your Consolidated Statements of Operations for the year ended December 31, 2022, but it appears that you have instead presented these revenue and expense items as components of Non-Interest (Loss) Income and General, Administrative and Operating Expenses, respectively, as proposed in your September 19, 2022 response letter. Please tell us what consideration you gave to presenting rental income and other real estate income as separate categories of revenue and presenting interest expense, mortgage payable on real estate, depreciation and amortization, and other real estate expenses as separate categories of costs and expenses applicable to revenues. Reference is made to Rules 5-03(b)(1) and

5-03(b)(2) of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction